Filed Pursuant to Rule 433

Registration No. 333-205558

and 333-205558-01

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

October 30, 2017

Issuer:	NextEra Energy Capital Holdings, Inc.

Designation:	Series M Junior Subordinated Debentures due December 1, 2077
Registration Format:	SEC Registered
Principal Amount:	$550,000,000
Date of Maturity:	December 1, 2077
Coupon Rate During
Fixed Rate Period:	From Settlement Date to December 1, 2027, at the rate of 4.800%, payable semi-annually in arrears on June 1 and December 1, beginning June 1, 2018
Coupon Rate During
Floating Rate Period:	From December 1, 2027 to maturity at a floating rate based on the Three-Month LIBOR Rate plus 240.9 basis points, reset quarterly, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning March 1, 2028
Optional Deferral:	Maximum of 10 consecutive years per deferral
Price to Public:	100% of the principal amount thereof
Benchmark Treasury:	2.250% due August 15, 2027
Benchmark Treasury Yield:	2.368%
Spread to Benchmark Treasury:	243.2 basis points
Reoffer Yield through
Fixed Rate Period:	4.800%
Trade Date:	October 30, 2017
Settlement Date:*	November 2, 2017
Optional Redemption:	Redeemable at any time on or after December 1, 2027, at 100% of the principal amount, plus any accrued and unpaid interest.
Call for Tax Event:	Prior to December 1, 2027, at any time at 100% of the principal amount, plus any accrued and unpaid interest.
Call for Rating Agency Event:	Prior to December 1, 2027, at any time at 102% of the principal amount, plus any accrued and unpaid interest.
CUSIP / ISIN Number:	65339K AV2 / US65339KAV26

Expected Credit Ratings:**
Moody’s Investors Service Inc.	“Baa2” (stable)
S&P Global Ratings	“BBB” (stable)
Fitch Ratings, Inc.	“BBB” (stable)

Notices to Investors:	The following notices to investors are in addition to the notices to investors set forth under “Underwriting—Selling Restrictions” in the Issuer’s Preliminary Prospectus Supplement dated October 30, 2017.

Hong Kong Selling Restrictions

Each underwriter has represented and agreed that the Junior Subordinated Debentures may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Junior Subordinated Debentures may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Junior Subordinated Debentures which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Switzerland Selling Restrictions

Neither the Issuer nor NextEra Energy, Inc. (“NextEra Energy”) has registered, and neither will register, with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to the Issuer’s prospectus supplement and the accompanying prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the Junior Subordinated Debentures have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the Junior Subordinated Debentures offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The Junior Subordinated Debentures may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. The Issuer’s prospectus supplement and the accompanying prospectus and any other materials relating to the Junior Subordinated Debentures are strictly personal and confidential to each offeree and do not constitute an offer to any other person. The Issuer’s prospectus supplement and the accompanying prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offers described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. The Issuer’s prospectus supplement and the accompanying prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. Neither the Issuer nor NextEra Energy has applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in the Issuer’s prospectus supplement and the accompanying prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Taiwan Selling Restrictions

The Junior Subordinated Debentures have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”) pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration or filing with or the approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized or will be authorized to offer, sell, give advice regarding or otherwise intermediate the offering or sale of the Junior Subordinated Debentures in Taiwan.

United Arab Emirates Selling Restrictions

The Issuer’s prospectus supplement and the accompanying prospectus have not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), the Emirates Securities and Commodities Authority (the “SCA”) or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the UAE including, without limitation, the Dubai Financial Services Authority, a regulatory authority of the Dubai International Financial Centre.

The Issuer’s prospectus supplement and the accompanying prospectus are not intended to, and do not, constitute an offer, sale or delivery of shares or other securities under the laws of the UAE. Each underwriter has represented and agreed that the Junior Subordinated Debentures have not been and will not be registered with the SCA or the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or any other UAE regulatory authority or exchange.

The issue and/or sale of the Junior Subordinated Debentures has not been approved or licensed by the SCA, the UAE Central Bank or any other relevant licensing authority in the UAE, and does not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 1 of 2015 (as amended) or otherwise, does not constitute an offer in the UAE in accordance with the Board Decision No. 37 of 2012 Concerning the Regulation of Investment Funds (whether by a Foreign Fund, as defined therein, or otherwise), and further does not constitute the brokerage of securities in the UAE in accordance with the Board Decision No. 27 of 2014 Concerning Brokerage in Securities.

Joint Book-Running Managers:

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Deutsche Bank Securities Inc.

KeyBanc Capital Markets Inc.

SMBC Nikko Securities America, Inc.

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

BMO Capital Markets Corp.

DNB Markets, Inc.

The Williams Capital Group, L.P.

WR Securities, LLC

Junior Co-Managers:

Academy Securities, Inc.

C.L. King & Associates, Inc.

___________________

*  It is expected that delivery of the Junior Subordinated Debentures will be made against payment therefor on or about November 2, 2017, which will be the third business day following the date of pricing of the Junior Subordinated Debentures.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, by virtue of the fact that the Junior Subordinated Debentures initially will settle in T+3, purchasers who wish to trade the Junior Subordinated Debentures on the date of pricing of the Junior Subordinated Debentures should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

** A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “Rating Agency Event,” “Tax Event” and “Three-Month LIBOR Rate” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated October 30, 2017.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847; Credit Suisse Securities (USA) LLC toll-free at 1-800-211-1037; Goldman Sachs & Co. LLC toll-free at 1-866-471-2526; or J.P. Morgan Securities LLC collect at 1-212-834-4533.